H&A Entertainment dba The Brixton (Union)
Profit and Loss
January - December, 2023

		Total
Income		1,725,069.94
Cost of Goods Sold		287,982.25
Gross Profit	$	**1,437,087.69**
Expenses		
7000 - Payroll Expenses		533,946.09
7200 - Employee Benefits		40,183.75
7300 - Insurance Expense		38,073.15
7400 - Operating Expenses		287,516.84
7600 - Promo & Marketing		142,261.23
7700 - Utilities		100,631.76
7800 - General & Administrative		104,987.69
7850 - Professional Fees		27,683.34
7900 - Repairs and Maintenance		16,824.76
8050 - Travel & Entertainment		233.40
Total Expenses	$	**1,292,342.01**
Net Operating Income	$	**144,745.68**

H&A Entertainment dba The Brixton (Union)
Balance Sheet
As of December 31, 2023

ASSETS		
Current Assets		
Bank Accounts		25,978.92
Other Current Assets		
1300 - Food Inventory		4,683.48
1349 - Beverage Inventory		31,863.10
Other Current Assets		155,907.01
Prepaid Expenses		32,199.65
Total Other Current Assets	$	**224,653.24**
Total Current Assets	$	**250,632.16**
Fixed Assets		
Accumulated Depreciation		-918,877.00
Buildout - 5 Years		261,461.11
Furniture and Equipment - 3 Years		485,739.99
Leasehold Improvements		209,193.83
Original Cost		75,000.00
Total Fixed Assets	$	**112,517.93**
Other Assets		
Intangible Assets		60,536.00
Security Deposit		33,473.00
Total Other Assets	$	**94,009.00**
TOTAL ASSETS	$	**457,159.09**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		111,109.73
Other Current Liabilities		
2210 - Sales Tax Payable		2,754.00
2220 - Customer Deposits		1,281.00
2230 - Gift Certificate		6,713.67
Loans Payable		3,608.06
Payroll Checks Outstanding		3,764.13
Total Other Current Liabilities	$	**18,120.86**
Total Current Liabilities	$	**129,230.59**
Long-Term Liabilities		
Economic Injury Disaster Loan		150,000.00
Total Long-Term Liabilities	$	**150,000.00**
Total Liabilities	$	**279,230.59**
Equity		
Owner's Equity		-1,711,274.01
Retained Earnings		1,744,456.83
Net Income		144,745.68
Total Equity	$	**177,928.50**
TOTAL LIABILITIES AND EQUITY	$	**457,159.09**

H&A Entertainment dba The Brixton (Union)
Statement of Cash Flows
January - December, 2023

OPERATING ACTIVITIES

Net Income		144,745.68
Adjustments to reconcile Net Income to Net Cash provided by operations:		
1300 - Food Inventory		-2,635.22
1349 - Beverage Inventory		-6,823.75
Keg Deposits		260.00
Other Current Assets		-36,008.80
Prepaid Expenses		25,594.29
2000 - Accounts Payable		-98,353.10
2210 - Sales Tax Payable		-13,247.03
2220 - Customer Depoists		1,275.00
2230 - Gift Certificate		-62.00
Loans Payable		-16,591.94
Owners Loan Payable		-11,008.89
Payroll Checks Outstanding		2,302.64
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$	155,298.80
Net cash provided by operating activities	-$	10,553.12
INVESTING ACTIVITIES		
Furniture and Equipment - 3 Years		-58,475.59
Leasehold Improvements		-9,500.00
Net cash provided by investing activities	-$	67,975.59
FINANCING ACTIVITIES		
Owner's Equity		-200,152.54
Net cash provided by financing activities	-$	200,152.54
Net cash increase for period	-$	278,681.25
Cash at beginning of period		304,660.17
Cash at end of period	$	25,978.92